April 16, 2010

George M. Silfen, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York   10022

Re: Old Mutual Absolute Return Institutional Fund, LLC
        File Numbers: 811-21998, 333-165527

        Old Mutual Emerging Managers Institutional Fund, LLC
        File Number: 811-21997, 333-165528

Dear Mr. Silfen:

        We have reviewed the registration statements for the funds named above as filed on Form N-2 on March 17, 2010. These filings were made for the purpose of registering additional shares. In accordance with Investment Company Act Release No. 13768 (February 15, 1984), we have decided to selectively review these filings.

        We have no comments at this time. We may have comments on disclosure included in any subsequent pre-effective amendment.

        You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of these registration statements. As a matter of law, this burden cannot be shifted to the Commission or its staff.

        Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

                                        Sincerely yours,

                                        John Grzeskiewicz
                                        Senior Counsel